Exhibit 99.1

Youku Tudou Inc. and Tudou Holdings Limited Announce Completion of Merger

BEIJING & SHANGHAI, China, August 23, 2012—Youku Tudou Inc. (NYSE: YOKU, and formerly Youku Inc.) (“Youku”) and Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou”) today announced the completion of the merger (the “Merger”) between Tudou and Two Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Youku, pursuant to the agreement and plan of merger (the “Merger Agreement”), dated March 11, 2012, by and among Youku, Tudou and Merger Sub, and the plan of merger, dated August 23, 2012, between Tudou and Merger Sub. As a result of the Merger, Tudou has become a wholly owned subsidiary of Youku.  Youku’s name was changed from “Youku Inc.” to “Youku Tudou Inc.” at the effective time of the Merger.

Under the terms of the Merger Agreement, each Tudou Class A ordinary share and Tudou Class B ordinary share (not including Tudou Class B ordinary shares represented by Tudou American depositary shares (“Tudou ADSs”)) issued and outstanding immediately prior to the effective time of the Merger has been cancelled in exchange for the right to receive 7.177 Youku Class A ordinary shares, and each Tudou ADS representing four Tudou Class B ordinary shares issued and outstanding immediately prior to the effective time of the Merger has been surrendered in exchange for the right to receive 1.595 Youku American depositary shares, each representing 18 Youku Class A ordinary shares.

Trading of Tudou ADSs on the Nasdaq Global Market (“NASDAQ”) will be suspended beginning on August 24, 2012. A Form 25 has been filed with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Tudou ADSs on NASDAQ and the deregistration of Tudou’s registered securities. Tudou intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. Tudou’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of Youku’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU”.

About Tudou Holdings Limited

Tudou Holdings Limited (NASDAQ: TUDO) is a leading Internet video company in China providing premium licensed content, use generated content (“UGC”) and original in-house produced content. Founded in 2005, Tudou was the first UGC video sharing website launched in China. The “Tudou” brand is one of the most recognized Internet brands in China, and the annual Tudou Video Festival has become a signature event in the online video industry. For more information, please visit http://ir.tudou.com.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Michael S. Fu

Director, Investor Relations

Tudou Holdings Limited

Tel: (+8621) 5170-2355

Email: mfu@tudou.com